UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of
SYSTEM ENERGY RESOURCES, INC.                     CERTIFICATE
                                                                                      PURSUANT TO
File No. 70-10182                                                             RULE 24

(Public Utility Holding Company
Act of 1935)

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions proposed by System Energy Resources, Inc. ("System Energy") in the Application-Declaration in the above file, as amended ("Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated April 2, 2004 (Release No. 35-27832) and April 9, 2004 (Release No. 35-27832A). System Energy arranged for GG1C Funding Corporation to issue and sell on May 11, 2004 additional "Secured Lease Obligation Bonds, 5.129% Series due 2014" ("Bonds"), issued in the principal amount of $284,756,685. The proceeds from the sale of the Bonds were applied to the cost of redeeming the Original Refunding Bonds, designated, respectively, "Secured Lease Obligation Bonds, 7.43% Series due 2011" ("Series 2011 Bonds") and "Secured Lease Obligation Bonds, 8.20% Series due 2014" ("Series 2014 Bonds").

Attached hereto and incorporated by reference are the constituent documents to the transactions in definitive form:

Exhibit A-3(a) -- Final form of Collateral Trust Indenture among GG1C Funding Corporation, System Energy and Deutsche Bank Trust Company Americas, dated as of May 1, 2004.

Exhibit A-4(a) -- Final form of Supplemental Indenture No. 1 to the Collateral Trust Indenture, dated as of May 1, 2004.

Exhibit B-3(d) -- Final form of Lease Supplement No. 3 to Facility Lease No. 1, dated as of May 1, 2004.

Exhibit B-4(d) -- Final form of Lease Supplement No. 3 to Facility Lease No. 2, dated as of May 1, 2004.

Exhibit B-7(d) -- Final form of Supplemental Indenture No. 3 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 1, dated of May 1, 2004.

Exhibit B-8(d) -- Final form of Supplemental Indenture No. 3 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 2, dated as of May 1, 2004.

Exhibit B-9(a) -- Execution form of Purchase Agreement, dated as of April 16, 2004.

Exhibit B-10(a) -- Final form of Refunding Agreement No. 1, dated as of April 1, 2004.

Exhibit B-11(a) -- Final form of Refunding Agreement No. 2, dated as of April 1, 2004.

Exhibit B-12(a) -- Final form of Amendment No. 2 to Tax Indemnity Agreement between RCMC I, Inc. and System Energy, dated as of May 1, 2004.

Exhibit B-12(b) -- Final form of Amendment No. 2 to Tax Indemnity Agreement between Textron and System Energy, dated as of May 1, 2004.

Exhibit F-1(a) -- Opinion of Wise Carter Child & Caraway, Professional Association.

Exhibit F-2(a) -- Opinion of Thelen Reid & Priest LLP.

IN WITNESS WHEREOF, System Energy Resources, Inc. has caused this certificate to be executed this 4th day of June, 2004.

SYSTEM ENERGY RESOURCES, INC.

By: /s/ Steven C. McNeal______
Steven C. McNeal
Vice President and Treasurer